Exhibit (d)(25)

John E. Sundeen Jr., CFA
Executive Vice President
Ivy Investment Management Co.
6300 Lamar Ave.
Overland Park, Kansas 66202
Fax 913/236-1799

June 30, 2009

Sean Dranfield
Henderson Global Investors (North America) Inc.
Director, Retail Distribution
737 North Michigan Ave.
Suite 1950
Chicago, IL 60611

Via: E-mail and Overnight Mail

Re: Investment Sub-Advisory Agreements

Pursuant to Section 6 of the Investment Sub-Advisory Agreement between Henderson Global Investors (North America) Inc. ("Henderson") and Ivy Investment Management Company ("IICO") dated December 31, 2002 (the "Agreement"), IICO is providing written notice of the termination of the Agreement and termination of Henderson as sub-advisor to the Ivy European Opportunities Fund.

As discussed in our telephone conversations today, effective at 12:01 AM Eastern Time on Wednesday July 1st, 2009, IICO will assume direct investment management responsibilities for the Ivy European Opportunities Fund.

Although the Agreement provides that termination by either party without payment of penalty can be effected upon sixty days' prior written notice, in our telephone conversation today we agreed that Henderson would waive such notice, that the Agreement will terminate at 12:01 AM Eastern Time on Wednesday July 1st, 2009.

In our telephone conversation today we also agreed that IICO will continue compensating Henderson for sixty days at its contracted-for fee rate. Therefore, all fees shall cease to accrue after August 28th, 2009.

Termination of Henderson's engagement pursuant to the Agreement will not prejudice the rights and liabilities created under the Agreement prior to termination. Please note that Henderson has a continuing obligation under the Agreement relating to, among others, providing information for compliance purposes and an ongoing recordkeeping requirement.

We have appreciated the efforts of Paul Casson, the investment team, and you over the years.
Please sign, date and return the enclosed copy of this letter.

/s/ John E. Sundeen Jr.
John E. Sundeen Jr.

Henderson acknowledges receipt of the Termination Notice dated June 29, 2009 and further acknowledges that the foregoing accurately describes the termination of the Agreement and transition of the investment management services from Henderson to IICO.

By:	/s/ Sean Dranfield
Sean Dranfield

Dated:	July 2, 2009